82-1252

Nestlé

02 MAR -1 AM 8:47

PRESS RELEASE

SUPPL

Nestlé Group: Sales Growth Target Beaten – RIG 4.4%

Excellent Performance: Net Profit, EPS, Dividend Up 16%

	Y 2001	Y 2000	% change
Sales	CHF 84 698 mio	CHF 81 422 mio	+4%
EBITA	CHF 9 713 mio	CHF 9 600 mio	+1.2%
Trading Profit (EBIT)	CHF 9 218 mio	CHF 9 186 mio	+0.4%
Net profit	CHF 6 681 mio	CHF 5 763 mio	+15.9%
EPS	CHF 17.25	CHF 14.91	+15.7%
Dividend Proposal	CHF 6.40	CHF 5.50	+16.4%
Real Internal Sales Growth	4.4%	4.4%	---

- Double-digit growth in net profit, EPS and dividend proposal
- 4.4 percent rate of real internal sales growth (RIG)
- 6.4 percent organic growth
- 9.7 percent growth at comparable structure and at constant exchange rates
- Peter Brabeck, CEO of Nestlé: "Even in a turbulent year, the Group has delivered healthy, excellent growth and performance. In addition, we have further strengthened the bases of our business by investing in marketing, in R&D and in adapting our structures to ensure Nestlé's long-term growth and operational performance. I am therefore confident that in 2002 we can again meet our target of sustainable value creation."

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dw 3/7

Nestlé Group: Sales Growth Target Beaten – RIG 4.4%

Excellent Performance: Net Profit, EPS, Dividend Up 16%

Vevey, February 28, 2002 – The Nestlé Group's consolidated sales for 2001 amounted to CHF 84 698 million (2000: 81 422 million), an increase of 4 percent over the preceding year. The trading profit reached CHF 9 218 million, resulting in a margin of 10.9 percent of sales. This is despite the effect of the trade spend initiative as well as the initial costs of the GLOBE project. EBITA (Earnings Before Interest, Taxes and Amortization) improved to CHF 9 713 million. Net profit was up 15.9 percent to CHF 6 681 million, setting a new net margin record of 7.9 percent. Earnings per share increased by 15.7 percent, from CHF 14.91 to CHF 17.25.

With a RIG of 4.4 percent, the Group outperformed its annual growth trend target of 4 percent. Most areas and activities contributed to RIG. The Group recorded particularly strong progress in Eastern Europe, especially in Russia, as well as in much of Asia. China, India and the Indochina Region reached double-digit growth rates, as did some areas in Africa, as well as water in the USA and in Germany. Alcon had an excellent year and the joint-ventures also grew well above Group average.

Sales growth of 9.7 percent at comparable structure and constant exchanges rates, incorporating organic growth of 6.4 percent, resulted in consolidated sales growth of 4 percent in Swiss francs. The key driver of this positive development was the strong RIG of 4.4 percent, while pricing and other factors contributed another 5.3 percent. The strengthening of the Swiss franc had a negative effect of 4.7 percent and divestitures net of acquisitions reduced sales by one percent.

The Ralston Purina acquisition was concluded in mid-December and therefore had no material impact on 2001 results. Its financing, as well as that of other acquisitions in water and in the ice cream sector, increased the Group's net debt to CHF 19.4 billion (CHF 3.0 billion at the end of 2000). In view of the very healthy cash flow generation of CHF 8 614 million (CHF 8 851 million in 2000), the Group's financial situation remains comfortable, as demonstrated by its AAA debt rating.

In 2001 Nestlé enhanced its business platform for achieving healthy and sustainable growth and performance by

- moving forward with its worldwide GLOBE project
- successfully concluding its MH97 program with an additional saving of CHF 900 million in 2001, bringing the total savings to CHF 4 billion
- launching three new initiatives in the area of production, trade spend and white collar productivity, and
- continuing its program of divesting non-core or under-performing businesses.

Furthermore, major efforts were undertaken to strengthen the market position of Nestlé's strategic brands and product lines and to extend the availability of Nestlé products to consumers everywhere. Strategically important acquisitions like Ralston Purina, sole ownership of Ice Cream Partners USA and the purchase of Schoeller Holding, as well as several key acquisitions in water demonstrate the Group's determination and capacity to broaden its activities in key areas.

./.

In this context, Nestlé announces the purchase of Brazilian chocolate and confectionery manufacturer Garoto S/A in Vila Velha in the State of Espirito Santo. The company operates two plants with a staff of over 2500 people and generates yearly sales of slightly more than CHF 310 million. This acquisition strengthens Nestlé's position on the chocolate market in northern Brazil and gives it access to a complementary range of products.

Barring major unforeseen events, Nestlé expects the current year to deliver a continued positive trend for its business. Economic indicators point to an overall acceleration in North America as well as in parts of Europe. Latin America, some isolated areas excepted, appears to be making progress, whilst the economic situation in most of Asia is satisfactory. The Company therefore expects to progress both in sales and profits during 2002.

At its meeting of February 27, 2002 the Board of Directors approved the fully audited accounts and decided to propose to the General Meeting of Shareholders that the dividend be raised from CHF 5.50 (adjusted for the share split) to CHF 6.40, an increase of 16.4 percent, representing a payout ratio of 37.1 percent. Assuming the General Meeting accepts this proposal, the dividend will be payable on April 17, 2002.

At the General Meeting the terms as directors of Mrs. Vreni Spoerry and Mr. Peter Brabeck-Letmathe will expire. Mrs. Spoerry will present herself for re-election for a period of two years, while Mr. Brabeck is standing for another full five-year term. The Board recommends to the General Meeting to elect Professor Vernon Young, Professor of Nutritional Biochemistry at the Massachusetts Institute of Technology in Boston/Cambridge, USA, as a new director.

The General Meeting of Nestlé S.A. will take place on April 11, 2002 at 15:00 at the Palais de Beaulieu in Lausanne. No transfer of shares affecting voting rights will be registered between March 22, 2002 and the day of the General Meeting. The management report will be available from March 22, 2002, whereas the fully audited financial statements are displayed as of today on the Nestlé Corporate Website (www.nestle.com).

[Press Release Ends]

Contacts:	*Media:*	*François-Xavier Perroud*	*+41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*+41-21-924 3622*

./.

In addition, the following events will be broadcast on the Corporate Investor Relations site (http://www.ir.nestle.com):

Time (CET)	Event	Online publication
0900	European analysts' conference call hosted by Mr Wolfgang Reichenberger, Chief Financial Officer, Nestlé S.A.	live audio broadcast slide presentation
1030	News conference	live video broadcast
1400	US analysts' conference call hosted by Mr Wolfgang Reichenberger	live audio broadcast slide presentation

Access for audio is via **http://www.vcall.com/EventPage.asp?ID=80800 (0900 CET) and http://www.vcall.com/EventPage.asp?ID=80801 (1400 CET)**
or via **http://www.ir.nestle.com/4_publications/4_4-frameset.asp?Nav=4**. First-time visitors should visit the VCall site at least 15 minutes beforehand to register and download any (free) software needed. These events will also be available in audio with a synchronised slide show at **http://www.genesysrichmedia.com/nestle/28022002/enter.htm**

Additionally, we are offering **a phone-in conference listen-only possibility (0900 and 1400).** Please **dial +44 20 8240 8248** and follow the spoken instructions.

Access for video (for the 1030 news conference only) is via **http://www.ir.nestle.com/4_publications/4_4-frameset.asp?Nav=4**. Choose your type of connection from the links offered (uses Real Player and Windows Media Player).

All these services will be available as archives following the event. **For the phone-in, please call +44-208-8288 4459 - access code 648 842 (0900 CET call) and +1 703 736 7336 – access code 648 852 (1400 CET call).** These will be available until 0700 CET on March 8 2002 (European call) and 1600 CET March 8 2002 (US call). The Internet audio and video files will be available for 90 and 60 days respectively via the links above.

Attachment:

CONSOLIDATED ACCOUNTS OF THE NESTLÉ GROUP

(Extracts – 6 pages)

The complete 2001 financial statements of the Nestlé Group can be downloaded from our website:
http://www.ir.nestle.com/4_publications/4_1-frameset.asp?Nav=1

./.

Nestlé

CONSOLIDATED INCOME STATEMENT FOR THE YEAR 2001

In millions of CHF	2001	2000
Sales to customers	**84'698**	81'422
Cost of goods sold	**(37'756)**	(38'121)
Distribution expenses	**(6'421)**	(5'884)
Marketing and administration expenses	**(29'372)**	(26'467)
Research and development costs	**(1'162)**	(1'038)
Restructuring costs	**(275)**	(312)
Amortisation of goodwill	**(494)**	(414)
Trading profit	**9'218**	9'186
Net financing cost	**(407)**	(746)
Net non-trading items	**(44)**	(99)
Profit before taxes	**8'767**	8'341
Taxes	**(2'429)**	(2'761)
Net profit of consolidated companies	**6'338**	5'580
Share of profit attributable to minority interests	**(192)**	(212)
Share of results of associates	**535**	395
Net profit	**6'681**	5'763
As percentages of sales		
Trading profit	**10.9%**	11.3%
Net profit	**7.9%**	7.1%
Earnings per share		(a)
(in CHF)		
Basic earnings per share	**17.25**	14.91
Fully diluted earnings per share	**17.14**	14.78

(a) Restated following share split.

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CONSOLIDATED BALANCE SHEET AS AT 31ST DECEMBER 2001 before appropriations

In millions of CHF		2001		2000
Assets				
Current assets				
Liquid assets				
Cash and cash equivalents	**7'617**		5'451	
Other liquid assets	**8'425**		4'680	
		16'042		10'131
Trade and other receivables		**14'074**		12'685
Inventories		**7'691**		7'168
Derivative assets		**609**		(a)
Prepayments and accrued income		**629**		763
Total current assets		**39'045**		30'747
Non-current assets				
Property, plant and equipment				
Gross value	**45'093**		43'519	
Accumulated depreciation	**(25'195)**		(24'894)	
		19'898		18'625
Investments in associates		**2'497**		2'173
Deferred tax assets		**1'918**		2'569
Financial assets		**2'885**		2'386
Employee benefit assets		**1'392**		306
Goodwill		**25'253**		7'902
Intangible assets		**898**		816
Total non-current assets		**54'741**		34'777
Total assets		**93'786**		65'524

(a) 2000 figures were not prepared in accordance with IAS 39. When carried to the balance sheet, derivatives were included under accrued assets and liabilities.

./.

In millions of CHF		2001		2000
Liabilities, minority interests and equity				
Current liabilities				
Trade and other payables		**10'504**		10'001
Financial liabilities		**25'486**		8'376
Tax payable		**854**		1'035
Derivative liabilities		**383**		(a)
Accruals and deferred income		**4'265**		3'762
Total current liabilities		**41'492**		23'174
Non-current liabilities				
Financial liabilities		**9'946**		4'768
Employee benefit liabilities		**3'786**		2'860
Deferred tax liabilities		**1'301**		1'550
Tax payable		**40**		53
Other payables		**497**		402
Provisions		**2'495**		2'204
Total non-current liabilities		**18'065**		11'837
Total liabilities		**59'557**		35'011
Minority interests		**576**		609
Equity				
Share capital		**404**		404
Share premium and reserves				
Share premium	**5'926**		5'926	
Reserve for treasury shares	**2'588**		2'232	
Translation reserve	**12**		571	
Retained earnings	**27'517**		23'388	
		36'043		32'117
		36'447		32'521
Less:				
Treasury shares		**(2'794)**		(2'617)
Total equity		**33'653**		29'904
Total liabilities, minority interests and equity		**93'786**		65'524

(a) *2000 figures were not prepared in accordance with IAS 39. When carried to the balance sheet, derivatives were included under accrued assets and liabilities.*

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CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST DECEMBER 2001

In millions of CHF	2001	2000
Operating activities		
Net profit of consolidated companies	**6'338**	5'580
Depreciation of property, plant and equipment	**2'581**	2'737
Impairment of property, plant and equipment	**222**	223
Amortisation of goodwill	**494**	414
Depreciation of intangible assets	**150**	179
Impairment of goodwill	**184**	230
Increase/(decrease) in provisions and deferred taxes	**(92)**	(4)
Decrease/(increase) in working capital	**(870)**	(368)
Other movements	**(393)**	(140)
Operating cash flow (a)	**8'614**	8'851
Investing activities		
Capital expenditure	**(3'611)**	(3'305)
Expenditure on intangible assets	**(288)**	(188)
Sale of property, plant and equipment	**263**	355
Acquisitions	**(18'766)**	(2'846)
Disposals	**484**	780
Income from associates	**133**	107
Other movements	**143**	39
Cash flow from investing activities	**(21'642)**	(5'058)

(a) *Taxes paid amount to CHF 2782 million (2000: CHF 2714 million). Interest received/paid does not differ materially from interest shown under note 2 "Net financing cost".*

./.

In millions of CHF		2001		2000
Financing activities				
Dividend for the previous year	**(2'127)**		(1'657)	
Purchase of treasury shares	**(1'133)**		(765)	
Sale of treasury shares and options	**880**		1'837	
Premium on warrants issued	**209**		81	
Movements with minority interests	**(172)**		(221)	
Bonds issued	**3'338**		1'016	
Bonds repaid	**(380)**		(1'143)	
Increase/(decrease) in other medium/ long term financial liabilities	**(71)**		(156)	
Increase/(decrease) in short term financial liabilities	**16'754**		921	
Decrease/(increase) in marketable securities and other liquid assets	**(2'330)**		(2'788)	
Decrease/(increase) in short term investments	**216**		1'452	
Cash flow from financing activities		**15'184**		(1'422)
Translation differences on flows		**60**		(175)
Increase/(decrease) in cash and cash equivalents		**2'216**		2'196
Cash and cash equivalents at beginning of year	**5'451**		3'322	
Effects of exchange rate changes on opening balance	**(29)**		(67)	
Cash and cash equivalents retranslated at beginning of year		**5'422**		3'255
Fair-value adjustment on cash and cash equivalents		**(21)**		–
Cash and cash equivalents at end of year		**7'617**		5'451

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KEY FIGURES BY MANAGEMENT RESPONSIBILITY AND GEOGRAPHIC AREA

In millions of CHF	2001	2000	2001	2000
	Sales		Results	
Zone Europe	**26'742**	26'286	**2'783**	2'753
Zone Americas	**26'598**	25'524	**3'531**	3'503
Zone Asia, Oceania and Africa	**15'458**	15'710	**2'598**	2'673
Other activities (a)	**15'900**	13'903	**2'149**	2'015
	84'698	81'422	**11'061**	10'944
Unallocated items (b)			**(1'843)**	(1'758)
Trading profit			**9'218**	9'186

(a) Mainly Pharmaceutical products and Water, managed on a worldwide basis.
(b) Mainly corporate expenses, research and development costs as well as amortisation of goodwill.

The analysis of sales by geographic area is stated by customer destination. Inter-segment sales are not significant.

KEY FIGURES BY MAJOR PRODUCT GROUP

In millions of CHF	2001	2000	2001	2000
	Sales		Results	
Beverages	**24'023**	23'044	**4'259**	4'318
Milk products, nutrition and ice cream	**22'953**	21'974	**2'572**	2'620
Prepared dishes, cooking aids and petcare	**21'324**	20'632	**2'026**	1'948
Chocolate, confectionery and biscuits	**11'244**	10'974	**1'234**	1'166
Pharmaceutical products	**5'154**	4'798	**1'255**	1'212
	84'698	81'422	**11'346**	11'264
Unallocated Items (a)			**(2'128)**	(2'078)
Trading profit			**9'218**	9'186

(a) Mainly corporate expenses, research and development costs, amortisation of goodwill as well as restructuring costs.